Eightco Holdings Inc.

101 Larry Holmes Drive, Suite 313

Easton, PA 18042

April 16, 2024

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Robert Arzonetti

Re:	Eightco Holdings Inc.
Registration Statement on Form S-3
Originally filed on February 5, 2024, as amended on April 3, 2024
File No. 333-276876 (as amended, the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Eightco Holdings Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:30 p.m., Eastern Time, on April 18, 2024, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Alla Digilova, Esq. at (212) 659-4993.

Very truly yours,

eightco holdings Inc.

By:	/s/ Paul Vassilakos
Paul Vassilakos
Chief Executive Officer

cc:	Rick Werner, Esq., Haynes and Boone, LLP
Alla Digilova, Esq., Haynes and Boone, LLP